                                                               File No. 070-9895


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM U-1/A

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

             (Name of companies filing this statement and address of
                          principal executive offices)

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

(Name of top registered holding company parent of each applicant or declarant)

                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
            of any communications in connection with this matter to:


James R. Doty, Esq.                                          Margo S. Scholin, Esq.
Joanne C. Rutkowski, Esq.                                    Baker Botts L.L.P.
Baker Botts L.L.P.                                           3000 One Shell Plaza
The Warner                                                   Houston, Texas 77002-4995
1299 Pennsylvania Avenue, N.W.                               (713) 229-1234
Washington, D.C. 20004-2400
(202) 639-7700

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

                  From time to time, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, within the meaning of Rule 103A under the Public Utility Holding Company Act of 1935 or other provisions of the securities laws. Actual results may differ materially from those expressed or implied by these statements. The reader can generally identify our forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "should," "will," "forecast," "goal," "objective," "projection," or other similar words.

                  We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution the reader that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure the reader that actual results will not differ materially from those expressed or implied by our forward-looking statements.

                  The following list identifies some of the factors that could cause actual results to differ materially from those expressed or implied by our forward-looking statements:

         o state, federal and international legislative and regulatory actions or developments, including deregulation, re-regulation and restructuring of the electric utility industry; constraints placed on our activities or business by the Public Utility Holding Company Act of 1935; changes in or application of environmental, siting and other laws or regulations to which we are subject; other aspects of our business and actions with respect to:

                  o        approval of stranded costs;

                  o        allowed rates of return;

                  o        rate structures;

                  o        recovery of investments; and

                  o        operation and construction of facilities;

         o        the effects of competition;

         o industrial, commercial and residential growth in our service territories and changes in market demand and demographic patterns;

         o        changes in business strategy or development plans;

         o        state, federal and other rate regulations in the United
                  States;

         o non-payment for our services due to financial distress of our customers, including Reliant Resources, Inc;

         o        the successful and timely completion of our capital projects;

         o the timing and extent of changes in commodity prices, particularly natural gas;

         o changes in interest rates or rates of inflation; unanticipated changes in operating expenses and capital expenditures;

         o        weather variations and other natural phenomena;

         o commercial bank and financial market conditions, our access to capital, the cost of such capital, receipt of certain approvals under the Public Utility Holding Company Act of 1935, and the results of our financing and refinancing efforts, including availability of funds in the debt capital markets;

         o        actions by rating agencies;

         o        legal and administrative proceedings and settlements;

         o        changes in tax laws;

         o inability of various counterparties to meet their obligations with respect to our financial instruments;

         o any lack of effectiveness of our disclosure controls and procedures;

         o        changes in technology;

         o significant changes in our relationship with our employees, including the availability of qualified personnel and the potential adverse effects if labor disputes or grievances were to occur;

         o significant changes in critical accounting policies material to us;

         o acts of terrorism or war, including any direct or indirect effect on our business resulting from terrorist attacks such as occurred on September 11, 2001 or any similar incidents or responses to those incidents;

         o        the availability and price of insurance;

         o the outcome of the pending securities lawsuits against Reliant Energy, Incorporated and Reliant Resources, Inc.;

         o the outcome of the SEC investigation relating to the treatment in our consolidated financial statements of certain activities of Reliant Resources, Inc;

         o the ability of Reliant Resources, Inc. to satisfy its indemnity obligations to us;

         o the reliability of the systems, procedures and other infrastructure territory, including the systems owned and operated by the independent system operator in the Electric Reliability Council of Texas, Inc.;

         o political, legal, regulatory and economic conditions and developments in the United States and in foreign countries in which we operate; and

         o other factors we discuss in the Reliant Energy, Incorporated's Annual Report on Form 10-K/A for the year ending December 31, 2001 (File No. 1-03187) CenterPoint Energy, Inc.'s Quarterly Report on Form 10-Q for the period ending September 30, 2002 (File No. 1-31447), including those outlined in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Certain Factors Affecting Our Future Earnings" and in this Form U-1/A.

                  The reader should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

                  CenterPoint Energy, Inc. ("CenterPoint" or the "Company") and Utility Holding, LLC are seeking a modification of the Commission's order dated July 5, 2002 (HCAR No. 27548) (the "July Order") to permit CenterPoint to pledge the stock of Texas Genco Holdings, Inc. ("Texas Genco") in connection with refinancing of approximately $3.85 billion in CenterPoint debt.(1) CenterPoint also seeks authority to issue warrants or other stock purchase rights, subject to the terms and conditions of the July Order.

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

A.       REQUESTED AUTHORIZATION

                  The July Order authorized the formation of CenterPoint as a registered holding company and approved various financing proposals. Among other things, the July Order authorized CenterPoint to issue up to $5 billion in long-term debt and $6 billion in short-term debt, subject to an overall limit of no more than $6 billion in financings at any one time outstanding through June 30, 2003 (the "Authorization Period"). In the July Order, CenterPoint committed that debt issued by it pursuant to such authorization would be unsecured.

                  In reliance on the authority granted in the July Order, on October 10, 2002, CenterPoint entered into a $3.85 billion, 364-day credit facility (the "CenterPoint Facility") to replace a similar facility that had expired. The CenterPoint Facility requires, among other things, two mandatory commitment reductions of $600 million, one by February 28, 2003, and the other by June 30, 2003.

                  CenterPoint is facing significant financial pressures. The management and Board of Directors of CenterPoint are working diligently to preserve and enhance the value of the system. The recent credit crisis in the energy sector has highlighted the importance of maintaining maximum flexibility to raise capital from any source. Among other things, CenterPoint is negotiating with its lenders to extend the maturity date of the CenterPoint Facility into 2005, by which time CenterPoint expects to have sold its generation assets and recovered its stranded costs as provided by Texas law. Deteriorating market conditions, however, have made it difficult to refinance CenterPoint's debt on reasonable terms without providing some security. CenterPoint's lenders have indicated that in the absence of flexibility to provide collateral to secure borrowings, CenterPoint may find it difficult to obtain the necessary financing. It is CenterPoint's belief that, with the ability to provide collateral, an adequate financing arrangement could be implemented. Accordingly, CenterPoint is seeking authorization pursuant to Sections 6 and 7 of the Act to issue and sell during the Authorization Period up to $4 billion of debt that is partially secured by the stock of Texas Genco, including


----------

         (1) Utility Holding, LLC is a Delaware limited liability company and an intermediate holding company that is registered under the Act. Utility Holding, LLC, which directly holds approximately 80% of the outstanding common stock of Texas Genco, is a necessary party to this filing. Utility Holding, LLC is otherwise a conduit entity formed solely to minimize tax liability.

the assets and securities of its indirect subsidiary company, Texas Genco, LP, to the extent permitted by and consistent with contractual restrictions and applicable law.

                  Texas Genco is an exempt holding company that indirectly owns the Texas generation assets formerly owned by CenterPoint's integrated utility predecessor (the "Texas Genco Assets"). Although the Commission has traditionally discouraged the issuance of secured debt by a registered holding company, CenterPoint believes that there are unique circumstances in this matter that support the grant of the requested relief.

                  In the first instance, while Texas Genco, LP (the entity that directly owns the Texas Genco Assets) is technically an "electric-utility company" within the meaning of the Act, it has none of the indices of a traditional regulated entity. Texas Genco, LP is solely an unregulated generating company under Texas law. Its sales are not subject to traditional cost-based rate regulation. It has no franchise or "obligation to serve" and has no captive customers. Further, CenterPoint is in the process of obtaining the necessary state approvals to allow Texas Genco to qualify as an exempt wholesale generator, which is a nonutility company for purposes of the Act.

                  Second, it has always been CenterPoint's stated intention to monetize the Texas Genco Assets (approximately $2.8 billion equity capitalization as of September 30, 2002) as part of the Business Separation Plan approved in December 2000 by the Public Utility Commission of Texas (the "Texas Commission") pursuant to the Texas electric restructuring law. Indeed, in the July Order, the Commission noted that "the sale of Texas Genco, LP and securitization of any stranded investment in 2004 and 2005, as contemplated by Texas law" are an integral part of CenterPoint's plan to achieve a more traditional capital structure.

                  Third, CenterPoint does not expect to maintain secured debt at the holding company level as a permanent part of its capital structure. At the time it sells its stock in Texas Genco to Reliant Resources, Inc. ("Reliant Resources") or a third party, it would need to redeem the pledge so that the stock would be transferable. At that point it is contemplated that CenterPoint would retire any secured debt at the parent level.(2)

                  As part of this approach, CenterPoint may be required to issue debt securities convertible into common stock or debt securities with warrants or other stock purchase rights. Again, the proceeds of such financing will be used to refinance the existing indebtedness of CenterPoint. The July Order grants CenterPoint the authority to issue convertible debt securities. CenterPoint is seeking authority herein to issue options,

----------

         (2) As explained more fully herein, Reliant Resources has an option that may be exercised in January 2004 to acquire all of the shares of Texas Genco common stock then owned by CenterPoint and Utility Holding, LLC. CenterPoint is contractually obligated to deliver unencumbered shares of Texas Genco stock. The documentation for any secured financing, therefore, would have to provide for a release of all liens on the Texas Genco stock in connection with the sale of that stock. As a result, any remaining debt under the contemplated bank facility would cease to be secured.

warrants to purchase the common stock of the Company or other stock purchase rights consistent with Commission precedent and the terms and conditions of the July Order.(3)

                  The proposed financings will otherwise be subject to the terms and conditions as set forth in the Financing Order and as may be modified by the Commission in this matter.(4)

                  The Company believes that the proposed transactions would clearly place it in a stronger financial position than it is currently and so the requested relief is consistent with the public interest and the interest of investors and consumers. Compare Northeast Utilities, Holding Co. Act Release No. 25273 (March 15, 1991) (while cautioning that it "cannot guarantee the success of PSNH," the Commission nonetheless concluded that the proposed transaction would place the company in a stronger financial position than it would otherwise be).

B.       BACKGROUND

         1.       Generally

                  In the July Order, the Commission authorized the formation of a new registered holding company, CenterPoint, and the distribution ("Distribution") to shareholders of the remaining stock of Reliant Resources, Inc. ("Reliant Resources"). The Distribution, which was made on September 30, 2002, completed the separation from CenterPoint of the merchant power generation and energy trading and marketing business of Reliant Resources.(5)



----------

         (3) If CenterPoint were to offer warrants or other stock purchase rights to lenders, it is contemplated that the documentation would provide that, upon exercise of such rights, (i) no one lender would own, control, or hold with power to vote five percent or more of the outstanding common stock of CenterPoint, and (ii) the lenders would not act as an organized group of persons with respect to such voting stock or otherwise seek to exercise an impermissible controlling influence over the management and operations of CenterPoint.

         (4) It is anticipated that the term of the financing would be from three to five years. The specific terms and conditions of the financing will be determined in the course of negotiations with the lenders.

         (5) As a result of the spin-off of Reliant Resources, CenterPoint recorded a non-cash loss on the disposal of discontinued operations of $4.3 billion in the third quarter of 2002. This loss represents the excess of the carrying value of CenterPoint's net investment in Reliant Resources over the market value of Reliant Resources stock. To account for the Distribution, CenterPoint reduced its retained earnings to reflect the impairment in the value of its investment in Reliant Resources (i.e., the difference between book and market value of the stock) and then reduced its additional paid-in capital by the net book value of its investment (following the adjustment) in Reliant Resources. The impairment

                  CenterPoint's public-utility subsidiary companies own and operate electric generation plants, electric transmission and distribution facilities, natural gas distribution facilities and natural gas pipelines:

o CenterPoint Energy Houston Electric, LLC (the "T&D Utility") engages in the electric transmission and distribution business in a 5,000-square mile area of the Texas Gulf Coast that includes Houston.

o Texas Genco (discussed below) owns and operates the Texas generating plants formerly belonging to the integrated electric utility that was a part of Reliant Energy, Incorporated.

o CenterPoint Energy Resources Corp. ("GasCo") owns gas distribution systems that together form one of the United States' largest natural gas distribution operations in terms of customers served. Through unincorporated divisions, GasCo provides natural gas distributions services in Louisiana, Mississippi and Texas (Entex Division), Arkansas, Louisiana, Oklahoma and Texas (Arkla Division) and Minnesota (Minnegasco Division). Through wholly owned subsidiaries, GasCo owns two interstate natural gas pipelines and gas gathering systems and provides various ancillary services.

For the nine months ended September 30, 2002, CenterPoint had revenues of $5.8 billion, and operating income of $1.1 billion. As of September 30, 2002, CenterPoint had assets totalling $19.0 billion.

         2.       The Texas Electric Restructuring Law

                  In June 1999, the Texas legislature enacted a law that substantially amended the regulatory structure governing electric utilities in Texas. Under this law, the power generation and retail sales functions of integrated utilities in Texas ceased to be subject to traditional cost-based regulation and utilities were required to separate their generation, retail and transmission and distribution functions into separate units. Since January 1, 2002, Texas Genco has been selling generation capacity, energy and ancillary adjustment was made in accordance with Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

The impairment adjustment resulted in negative retained earnings for CenterPoint. Subject to certain conditions, including a revaluation of all assets and liabilities, generally accepted accounting principles ("GAAP") would permit but do not require an accounting or quasi-reorganization to eliminate deficits in retained earnings. See Financial Reporting Release 210.

services to wholesale purchasers at prices determined by the market. The transmission and distribution services provided by the T&D Utility remain subject to rate regulation.

                  Since January 1, 2002, the former retail customers of most investor-owned electric utilities in Texas have been entitled to purchase their electricity from any of several "retail electric providers" that have been certified by the Texas Commission. Retail electric providers cannot own generation assets in Texas. Neither CenterPoint nor any of its subsidiary companies is a retail electric provider or engages in retail electric sales.

                  Texas transmission and distribution utilities such as the T&D Utility whose generation assets were "unbundled" pursuant to the Texas electric restructuring law, may in 2004 recover generation-related (i) "regulatory assets," and (ii) "stranded costs," which consist of the positive excess of the net regulatory book value of generation assets over the market value of the assets, taking specified factors into account.

                  As discussed herein, the Texas electric restructuring law permits utilities to recover regulatory assets and stranded costs through non-bypassable charges authorized by the Texas Commission, to the extent that such assets and costs are established in certain regulatory proceedings. The law also authorizes the Texas Commission to permit utilities to issue securitization bonds based on the securitization of the revenue associated with that charge.

         3.       Texas Genco

                  Texas Genco, LP is one of the largest wholesale electric power generating companies in the United States. As of September 30, 2002, Texas Genco, LP owned and operated 11 power generating stations (60 generating units) and had a 30.8% interest in the South Texas Project Electric Generating Station ("South Texas Project"), for a total net generating capacity of 14,175 MW. The South Texas Project is a nuclear generating station with two 1,250 MW nuclear generating units. The following table contains information regarding the electric generating assets:


                                          NET GENERATING CAPACITY
                                          AS OF
GENERATION FACILITIES                     SEPTEMBER 30, 2002 (IN MW)

W. A. Parish                                            3,661

Limestone                                               1,612

South Texas Project                                       770

San Jacinto                                               162

Cedar Bayou                                             2,260

P. H. Robinson                                          2,213

T. H. Wharton                                           1,254

S. R. Bertron                                             844

Greens Bayou                                              760

Webster                                                   387

Deepwater                                                 174

H. O. Clarke                                               78

                              Total                    14,175


Texas Genco, LP sells electric generation capacity, energy and ancillary services in the Electric Reliability Council of Texas, Inc. ("ERCOT") market, which is the largest power market in the State of Texas. Since January 1, 2002, Texas Genco, LP's generation business has been operated as an independent power producer, with output sold at market prices to a variety of purchasers. As authorized by this Commission under the July Order, on January 6, 2003, CenterPoint distributed to its shareholders approximately 19% of the common stock of Texas Genco. The stock of Texas Genco is traded on the New York Stock Exchange under the symbol "TGN".

                  Reliant Resources has an option that may be exercised between January 10, 2004 and January 24, 2004 to purchase all of the shares of Texas Genco common stock then owned by CenterPoint. The exercise price under the option will equal:

o the average daily closing price per share of Texas Genco common stock on The New York Stock Exchange for the 30 consecutive trading days with the highest average closing price for any 30-day trading period during the 120 trading days immediately preceding January 10, 2004, multiplied by the number of shares of Texas Genco common stock then owned by CenterPoint, plus

o a control premium, up to a maximum of 10%, to the extent a control premium is included in the valuation determination made by the Texas Commission relating to the market value of Texas Genco's common stock equity.

The exercise price formula is based upon the generation asset valuation methodology in the Texas electric restructuring law that CenterPoint will use to calculate the market value of Texas Genco. The exercise price is also subject to adjustment based on the difference between the per share dividends Texas Genco paid to CenterPoint during the period from the distribution date through the option closing date and Texas Genco's actual per share earnings during that period. To the extent Texas Genco's per share dividends are less than its actual per share earnings during that period, the per share option price will be increased. To the extent its per share dividends exceed its actual per share earnings, the per share option price will be reduced.

                  Reliant Resources has agreed that if it exercises its option, Reliant Resources will purchase from CenterPoint all notes and other payables owed by Texas Genco to CenterPoint as of the option closing date, at their principal amount plus accrued interest. Similarly, if there are notes or payables owed to Texas Genco by CenterPoint as of the option closing date, Reliant Resources will assume those obligations in exchange for a payment from CenterPoint of an amount equal to the principal plus accrued interest.

                  If Reliant Resources does not exercise the option, CenterPoint currently plans to sell or otherwise monetize its interest in Texas Genco.

         4.       Stranded Costs and Regulatory Assets Recovery

                  The Texas electric restructuring law provides CenterPoint an opportunity to recover its "regulatory assets" and "stranded costs" resulting from the unbundling of the transmission and distribution utility from the generation facilities and the related onset of retail electric competition. The Texas electric restructuring law allows alternative methods of third party valuation of the fair market value of generation assets, including outright sale, full and partial stock valuation and asset exchanges. CenterPoint has committed in the business separation plan approved by the Texas Commission that the fair market value of the Texas Genco Assets will be determined using the partial stock valuation method. Under this methodology, the publicly traded common stock of Texas Genco will be used to determine the market value of the Texas Genco Assets.

                  Beginning in January 2004, the Texas Commission will conduct true-up proceedings for each investor-owned utility. The purpose of the true-up proceeding is to quantify and reconcile the amount of stranded costs, the capacity auction true-up, unreconciled fuel costs and other regulatory assets associated with the generating assets that were not previously securitized. The true-up proceeding will result in either additional charges or credits being assessed on certain retail electric providers.

                  The regulatory net book value of generating assets will be compared to the market value based on the partial stock valuation method. The resulting difference, if positive, is stranded cost that will be recovered through a transition charge, which is a non-bypassable charge assessed to customers taking delivery service from the T&D Utility, that may be securitized as discussed below. If the difference is negative, the amount of over-mitigation not returned to customers by that time (redirected depreciation and excess earnings directed to depreciation) will be returned to customers through lower transmission and distribution charges.

                  The publicly traded common stock of Texas Genco will be used to determine the market value of the Texas Genco Assets. The market value will be equal to the average daily closing price on a national exchange for publicly held shares of common stock in Texas Genco for the 30 consecutive trading days chosen by the Texas Commission out of the 120 trading days immediately preceding the true-up filing, plus a control premium, up to a maximum of 10%. The regulatory net book value is the balance as of December 31, 2001 plus certain costs incurred for reductions in emissions of oxides of nitrogen and any above-market purchase power costs. The regulatory net book value will also include any mitigation returned to ratepayers through return of "excess earnings depreciation" or reversal of redirected depreciation.

                  The Texas Commission used a computer model or projection, called an excess-cost-over-market model or "ECOM model," to estimate stranded costs related to generation plant assets. In connection with using the ECOM model to calculate the stranded cost estimate, the Texas Commission estimated the market power prices that will be received in the generation capacity auctions mandated by the Texas electric restructuring law during the period January 1, 2002 through December 31, 2003. Any difference between the actual market power prices received in those auctions and the Texas Commission's earlier estimates of those market prices will be a component of the 2004 true-up to which the T&D Utility will be a party.

                  The fuel component will be determined in a final fuel reconciliation. In that proceeding, the amount of any over- or under-recovery of fuel costs from the period August 1, 1997 through January 31, 2002 will be determined. Any over- or under-recovery, plus interest thereon, will either be returned to or recovered from our customers, as appropriate, as a component of the 2004 true-up.

                  In connection with the implementation of the Texas electric restructuring law, the Texas Commission has set a "price to beat" for retail electric providers affiliated with a formerly integrated utility that serve residential and small commercial customers within the utility's service territory. The true-up provides for a clawback of "price to beat" in excess of the market price of electricity if 40% of the "price to beat" load is not served by a non-affiliated retail electric provider by January 1, 2004. Pursuant to the master separation agreement between Reliant Energy, Incorporated and Reliant Resources, Reliant Resources is obligated to reimburse the T&D Utility for the clawback component of the true-up. The clawback will not exceed $150 times the number of customers served by the affiliated retail electric provider in the transmission and distribution utility's service territory less the number of customers served by the affiliated retail electric provider outside the transmission and distribution utility's service territory on January 1, 2004.

                  The Texas electric restructuring law provides for the use of special purpose entities to issue securitization bonds for the economic value of generation-related regulatory assets and stranded costs. These bonds will be amortized through non-bypassable charges to the T&D Utility's customers that are authorized by the Texas Commission. Any stranded costs not recovered through the securitization bonds will be recovered through a non-bypassable charge assessed to customers taking delivery service from the T&D Utility.

                  In October 2001, one of CenterPoint's subsidiaries issued $749 million of transition bonds to securitize generation-related regulatory assets. The bonds have a final maturity date of September 15, 2015 and are non-recourse to CenterPoint or its subsidiaries other than to the special purpose issuer of the transition bonds. The T&D Utility has no payment obligations with respect to the transition bonds except to remit collections of transition charges as set forth in a servicing agreement between the T&D

Utility and the transition bond company and in an intercreditor agreement among the T&D Utility, its transition bond subsidiary and other parties.

                  It is anticipated that a subsidiary of the T&D Utility will similarly issue securitization bonds in 2004 or 2005 to monetize and recover the balance of stranded costs relating to previously owned electric generation assets and other qualified costs as determined in the 2004 true-up proceeding. The issuance will be done pursuant to a financing order issued by the Texas Commission. As with the debt of its existing transition bond company, the holders of the securitization bonds would not have recourse to any of CenterPoint's assets or revenues, nor would the system's creditors have recourse to any assets or revenues of the entity issuing the securitization bonds. All or a portion of the proceeds from the issuance of bonds would be used to repay system debt.

         5.       Financial Condition

                  a. CenterPoint now projects that it will achieve 30% common equity capitalization (net of securitization debt) in 2007.

                  At the time the Commission issued the July Order, it was contemplated that, by the end of 2005, the consolidated equity capitalization (net of securitization debt) of the CenterPoint system would meet or exceed the 30% minimum generally required by the Commission for registered holding companies (the "June 2002 projections"). The Company's most recent projections indicate that the 30% goal will indeed be achieved but over a longer period of time. Specifically, CenterPoint now projects that the system's equity capitalization will reach 30% in 2007 and continue to increase thereafter (the "January 2003 projections").(6)

                  The difference between the June 2002 projections and the January 2003 projections is largely a result of two factors: (i) increased interest expenses and (ii) anticipated charges to Other Comprehensive Income related to declines in the market value of the CenterPoint pension plan's assets and the settlement of certain long-term interest rate swaps.(7)

                  Interest Expense

                  At the time the Commission issued the July Order, CenterPoint and the T&D Utility were facing the imminent maturity of $4.7 billion in bank facilities. Those facilities had been put in place in July 2001 as interim facilities for a one-year term. At


----------

         (6) This change affects only CenterPoint. As reflected in the July Order, the common equity percentage of each of Texas Genco LP, the T&D Utility and GasCo will remain in excess of 30% through the Authorization Period.

         (7) In its Form 10-Q for the period ending September 30, 2002, CenterPoint stated that: "increased borrowing costs and increased pension expense are expected to negatively impact our earnings in 2003."

that time, it was contemplated that the Company would complete its restructuring by the end of 2001. Both the Company and its financial advisors believed that the Company should wait until it had completed its restructuring and the Distribution of its unregulated businesses before seeking to refinance its short term debt in the capital markets. It was thought that CenterPoint as a "pure" regulated business would be able to attract lower cost capital and more favorable terms than it could if it were financing as a combination of regulated and more volatile unregulated businesses.

                  Largely as a result of external events, including issues involving Reliant Resources, the Company was not able to complete the separation of its regulated and unregulated businesses and access the capital markets before the $4.7 billion interim bank facilities expired in July 2002. Following the collapse of Enron in late 2001, the financial markets had deteriorated for utilities in general and for CenterPoint in particular, with its association with Reliant Resources and the uncertainty surrounding that company. Thus when the bank facilities were being renewed in July 2002, the bankers were willing to grant only a 90-day extension to October 2002. During that 90-day period, CenterPoint was again thwarted in efforts to issue public debt by the discovery of yet another accounting problem at Reliant Resources. As explained in the Company's Quarterly Report on Form 10-Q, in September 2002, Reliant Resources identified four natural gas financial transactions that should not have been reflected in its financial statements. Although it was ultimately concluded that no restatement of financial statements was required, the pendency of this issue made it impossible for CenterPoint and its subsidiary companies to issue public debt during this period.

                  As a result, when the extension expired in October 2002, CenterPoint and the T&D Utility had no real alternatives to extending the bank debt. In the interim, from July to October 2002, conditions in the financial markets had further deteriorated. The terms and conditions on which debt could be obtained had grown more onerous and lenders were increasingly insistent on receiving security for the funds they advanced.

                  On October 11, 2002, CenterPoint announced that it had successfully negotiated new, one-year credit facilities totaling $4.7 billion with a syndicate of 30 banks. The $4.7 billion agreement was composed of two separate credit facilities. The first is the $3.85 billion, 364-day bank credit facility at CenterPoint. Pricing under the CenterPoint Facility is based on LIBOR rates under a pricing grid tied to the company's credit rating. Interest rates for the term loans at CenterPoint's current ratings would be the LIBOR rate plus 450 basis points, an increase of 150 basis points over the prior facility agreement.(8)


----------

         (8) The facility contains various business and financial covenants. CenterPoint is currently in compliance with the covenants under the applicable credit agreements.


Under the CenterPoint Facility, if any capital stock or indebtedness is issued, proceeds are to be applied (subject to a $100 million basket, and other limited exceptions) to repay bank loans and reduce bank commitments. If CenterPoint receives cash proceeds from a sale of assets of more than $30 million or, if less, a group of sales aggregating more than $100 million, then such proceeds are to be applied to prepay bank loans and to reduce bank commitments, except that proceeds of up to $120 million (including the $100 million basket discussed above) can be reinvested in CenterPoint's businesses.

                  The second facility, at the T&D Utility, was an $850 million, 364-day bank credit facility. Interest rates for a term loan under that facility were LIBOR plus 300 basis points for $400 million and 350 basis points for the next $450 million, an increase of 50 and 100 basis points, respectively. Loans under the facility were secured by General Mortgage Bonds.

                  As part of these agreements, CenterPoint agreed to pay a one percent fee upon closing, an additional one percent on November 15, 2002, $50 million at the end of February 2003, and $25 million at the end of June 2003. In addition, the banks insisted on prepayments of a portion of the principal. On the CenterPoint Facility, the banks required two $600 million prepayments, one by February 28, 2003, and the second by June 30, 2003. A $450 million prepayment was to have been required in March on the $850 million bank facility at the T&D Utility. And perhaps most significantly, the banks insisted that CenterPoint and/or the T&D Utility obtain $400 million in new borrowing by November 15, 2002, to pay other indebtedness that would come due then. Failure to obtain this additional borrowing would have enabled the banks to terminate the loans as of November 15.

                  On November 12, 2002, the T&D Utility entered into a new $1.310 billion senior secured credit facility, which removed the immediate acceleration requirement contained in the October $4.7 billion bank credit facilities (the "T&D Term Loan"). The proceeds were used to repay all amounts outstanding under the T&D Utility's existing $850 million bank credit facility dated October 10, 2002, to repay $400 million of debt, which included $300 million of senior debentures of CenterPoint Energy FinanceCo II LLP due to mature on November 15, 2002, and $100 million of debt of CenterPoint, and to pay fees and related expenses. The T&D Term Loan has a three-year term, and carries an interest rate of LIBOR plus 9.75 percent, subject to a minimum LIBOR rate of 3 percent.(9) The T&D Utility Term Loan is secured by General Mortgage Bonds, which replaced the $850 million in General Mortgage Bonds that the banks had held.


----------

         (9) Although significantly higher than previous rates, the interest rates under the T&D Facility are comparable to those approved by the Commission during this period for a subsidiary of Allegheny Energy, Inc., another registered holding company. See Allegheny Energy, Inc., Holding Co. Act Release No. 27259 (Oct. 17, 2002) ("the effective cost of capital on any security will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality, provided that in no event will the interest rate on any such secured debt exceed an interest rate per annum equal to the sum of 12% plus the prime rate as announced by a nationally recognized money center bank").

                  Other Comprehensive Income

                  Pension Plan Funding. CenterPoint makes contributions to achieve adequate funding of company sponsored pension and postretirement benefits in accordance with applicable regulations and rate orders. Due to the decline in current market value of the pension plan's assets, the value of the plan's assets is less than the Company's accumulated pension benefit obligation. In its Form 10-Q for the period ending September 30, 2002, CenterPoint explained that it might be required to record a non-cash minimum pension liability adjustment to other comprehensive income during the fourth quarter of 2002, which could be material. Recording a minimum liability adjustment will not affect CenterPoint's results of operations during 2002 or its ability to meet any existing financial covenants related to its debt facilities. Additionally, the Company is not required to make any pension contribution in 2002 and 2003.

                  Interest Rate Swaps. During the three months ended September 30, 2002, the Company settled its forward-starting interest rate swaps having an aggregate notional amount of $1.5 billion at a cost of $156 million, which was recorded in other comprehensive income and will be amortized into interest expense in the same period during which the forecasted interest payments affect earnings. Should the forecasted interest payments no longer be probable, any remaining deferred amount will be recognized immediately as an expense.

                  b. The Company is engaged in ongoing efforts to improve its credit profile, strengthen its balance sheet and position the system for improved long-term financial performance.

                  Like other companies in the industry, CenterPoint is undertaking various initiatives to strengthen its financial profile in an effort to deliver long-term sustainable value for its shareholders.

                  In connection with the Distribution of Reliant Resources, CenterPoint effectively exited from nonregulated businesses and the risks associated therewith. As discussed in connection with the July Order, the Company is strictly limiting its capital expenditures in the next three years to those necessary to maintain the integrity of the physical plant and ensure the continued provision of quality service to its customers. The CenterPoint system's liquidity and capital requirements are affected primarily by results of operations, capital expenditures, debt service requirements, and working capital needs. The largest component of estimated construction expenditures are additions to the system's electric distribution network arising from estimated load growth comprising approximately $125 million per year over the next five years.

                  CenterPoint also reduced its dividend in connection with the Distribution to a level commensurate with the size of the remaining regulated company. Further, as discussed in connection with the July Order, CenterPoint continues to centralize many of the activities and administrative functions of the gas and electric utility operations. CenterPoint continues to reduce costs in its various business units, by reducing inventory and consolidating functions. CenterPoint is also undergoing a series of work force reductions. Recently, the Company established a Process Improvement Office to identify and implement cost-saving measures, which is expected to result in significant savings.

                  In addition to these ongoing measures, in October 2002, Texas Genco announced a plan to temporarily remove from service, or "mothball," approximately 3,400 MW of gas-fired generating units through at least May 2003. The Company decided to mothball these units because of unfavorable market conditions in the ERCOT market, including a surplus of generating capacity and a lack of bids for the output of these units in previous capacity auctions. In so doing, the Company minimized the operating and maintenance expenses associated with these units representing approximately one third of Texas Genco's total gas-fired generating capacity.(10) Given the results of recent capacity auctions, the Company expect to return some or all of the mothballed facilities to service during the summer.

                  The most important consideration in this regard - and the way in which CenterPoint differs from other systems - is the regulatory assurance provided by the Texas restructuring law. While the measures described above are both necessary and appropriate, it is the sale of Texas Genco and securitization of stranded investment in 2004 and 2005 that will ultimately help CenterPoint to achieve a more traditional capital structure.

                  c.       The Company must surmount the immediate challenges.

                  As a result of the November financing, the system successfully met the first deadline under the October facilities and so avoided an immediate liquidity crisis. CenterPoint, however, is now faced with the need to raise $600 million by February 28, 2003 and an additional $600 million by June 30 to satisfy the prepayment obligations under the $3.85 billion CenterPoint Facility unless it is able to renegotiate the terms of that facility.

                  The Company's heavy reliance on bank financing has created a recurring need to extend short-term maturities. The process is time-consuming and costly. The unanimous consent of the thirty banks in the current consortium is required for any extension or modification of the CenterPoint Facility. Notwithstanding the long-term viability of the Company, problems in the sector generally are reflected in more onerous terms and conditions for CenterPoint. Indeed, the cost and difficulty of obtaining the October 2002 extension have caused CenterPoint to pursue the instant financing transactions as a means of avoiding the repeated need for bank extensions.


----------

      (10) In connection with the decision to mothball these units, Texas Genco extended a voluntary early retirement package in November 2002 to approximately 140 Texas Genco employees.

                  Moody's Investors Service, Inc. ("Moody's") has rated the senior unsecured debt of CenterPoint Ba1 with a negative outlook.(11) Standard & Poor's, a division of The McGraw Hill Companies ("S&P") and Fitch, Inc. ("Fitch") have each assigned it a rating of BBB- with a negative CreditWatch or outlook.(12)

                  Concerns about short-term liquidity prompted Moody's on November 4, 2002 to lower from Baa2 to Ba1 the senior unsecured ratings assigned to CenterPoint:

                  The downgrades reflect the limited financial flexibility experienced by the holding company given delays in spinning-off its 80% owned subsidiary, Reliant Resources, Inc. (RRI, Ba3) which it finally accomplished September 30th. RRI related challenges have constrained CenterPoint Energy's access to capital markets and as a result, the company implemented new credit facilities on October 10 which Moody's believes contain onerous terms.

                                      * * *

                  The negative outlook at CenterPoint Energy reflects near term liquidity challenges in the mandatory commitment reductions required in the bank financing. . . . A return to stable
                  outlooks . . . will depend on the company's ability to resolve its near term liquidity challenges.

Press release issued November 4, 2002.

                  S&P, in contrast, has focused on CenterPoint's creditworthiness beyond the current period and therefore has maintained investment grade ratings for CenterPoint, notwithstanding the Company's near-term challenges. In an article dated December 4, 2002, S&P cites what it characterizes as the "virtual certainty" that the legal path contemplated by the Texas restructuring law will be followed to enable CenterPoint to recover the stranded costs associated with its generation:

                  On a consolidated basis, CenterPoint Energy, Inc. (CenterPoint; BBB/Watch Neg/A-2) has a substantial amount of debt; debt leverage was about 83% at Sept. 30, 2002 (excluding transition bonds). However, investors



----------

         (11) A "negative" outlook from Moody's reflects concerns over the next 12 to 18 months which will either lead to a review for a potential downgrade or a return to a stable outlook.

         (12) S&P's CreditWatch "negative" indicates a potential for a downgrade within a relatively short period of time usually related to a specific event. A "negative" outlook from Fitch encompasses a one- to two-year horizon as to the likely rating direction.

                  should recognize that this capital structure is by design, and temporary. In accordance with the Texas Electric Restructuring Law, which deregulated the state's electricity system, CenterPoint will sell its wholly owned Texas Genco subsidiary, and use the proceeds to pay down debt. In addition, regulatory assets accrued from mid-1998 through January 2004 will be factored into the calculation of recoverable costs related to generation (stranded costs). CenterPoint expects to receive in excess of $5 billion, which will be applied to the paydown of debt during 2004 and 2005. Thus, by 2006, debt is expected to account for between 55% and 60% of total capital.

                  CenterPoint's 'BBB' rating reflects Standard & Poor's extended view of the company's creditworthiness beyond this current period of weak financials, given the virtual certainty the legal path will be followed to this outcome. Standard & Poor's believes the potential for a change in legislation to be highly unlikely, and furthermore, believes that the legislation provides specific guidance as to how CenterPoint will be compensated for its generation investment.

"CenterPoint Energy Sees Light at the End of the Tunnel," Standard & Poor's Utilities and Perspective for the week of December 2, 2002. While acknowledging the significant hurdles faced by CenterPoint in the next twelve months - "CenterPoint will need to either secure additional financing or renegotiate the terms of its current bank facility as a prerequisite for financial health" -- the S&P article concludes that "CenterPoint will emerge as a low-risk electricity and gas distribution company, with solid financial parameters."

                  As the Company has argued throughout the restructuring process, the CenterPoint system is a fundamentally sound utility system without many of the risks associated with unregulated generation and trading businesses. As restructured, it no longer has the generation supply obligations and risks traditionally associated with electric utilities. At the same time, the restructuring process dictated by the Texas electric restructuring law and the transition to competition impose constraints and delay in the determination and recovery of stranded costs. That process significantly complicates the Company's current financial condition and limits its flexibility in addressing certain issues until 2004 and 2005. Overlaying those complications is the difficult financial market now and the particular concerns in the market about the energy sector. These factors combine to place unique pressures on the Company's financing and its options. Yet it is important to keep in mind that CenterPoint is a company with a clear path to achieving a financial condition more in keeping with that traditionally associated with public utility holding companies.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

                  The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Application are estimated to be $20,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

                  Sections 6(a), 7, 32 and 33 of the Act and Rules 44, 53 and 54 are considered applicable to the proposed transactions. To the extent that the proposed transaction is considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

         1.       Generally

                  CenterPoint is requesting authority to issue secured debt upon the terms described herein. The Company is also seeking approval to issue options, warrants to purchase the common stock of the Company or other stock purchase rights consistent with Commission precedent.(13) The Company believes that such authorization would help to provide access to the capital markets on acceptable terms and assure the liquidity that is needed to enable CenterPoint to satisfy its ongoing obligations.

                  The request to issue secured debt is consistent with, and modeled on, the recent authorization granted Allegheny Energy Supply Company, LLC, a registered holding company, to issue debt secured by, among other things, the utility assets and securities of public-utility companies held by it. Allegheny Energy, Inc., Holding Co. Act Release No. 27579 (Oct. 17, 2002). In that matter, as in the instant one, the subject public-utility subsidiary companies were engaged in the generation and sale of electricity at wholesale. There were, and are, no captive retail customers. As with Allegheny, the proceeds of the financing will be used to refinance existing indebtedness of the registered holding company, and finance the business of the holding company and its subsidiaries. Again, as in Allegheny, the requested authority is required to meet short-term liquidity needs, "including payment of obligations arising in the operation of [the applicants'] businesses and the refinancing of borrowings." Allegheny Energy, Inc., Post-Effective Amendment No. 6 in File No. 70-9897 (Oct. 9, 2002).

                  Any borrowings secured by Texas Genco stock would have a priority over CenterPoint's unsecured creditors to the extent of those assets. Applicants believe that





----------

         (13) See National Fuel Gas Co., Holding Co. Act Release No. 27600 (Nov. 12, 2002) (authorizing the issuance of options and warrants exercisable for common stock): Pepco Holdings, Inc., Holding Co. Act Release No. 27557 (July 31,
2002) (options, warrants or stock purchase rights exercisable for common stock); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002) (options, warrants or stock purchase rights); Allegheny Energy, Inc., Holding Co. Act Release No. 27521 (April 17, 2002) (options, warrants, stock purchase rights or contracts to purchase common stock).

the value of the security together with that of CenterPoint's other unencumbered assets exceed the amount of CenterPoint's total indebtedness and other liabilities and that the granting of a security interest in the Texas Genco stock to certain creditors would not prevent the full payment of other CenterPoint creditors. All such creditors would have to be paid in full before value is made available to shareholders in any bankruptcy or liquidation of CenterPoint.

                  CenterPoint expects to use the authorization requested herein in connection with the refinancing of its existing bank borrowings. Any secured financings will otherwise comply with the terms and conditions set forth in the July Order.

                  It is appropriate and necessary under the circumstances that CenterPoint issue debt secured by a pledge of the Texas Genco stock.(14) CenterPoint proposes to issue secured debt, as described herein, to meet the urgent and necessary cash requirements of the CenterPoint system. The proposed secured financing is an appropriate financing source for CenterPoint to finance its capital expenditures and operating expenses. CenterPoint has explored various options available to provide the funding required by the system and believes that, given current market conditions, the proposed transactions are the most viable and efficient approach for meeting CenterPoint's refinancing obligations.

                  Market conditions have foreclosed certain other options. For example, it was originally intended that by year-end 2002 CenterPoint would conduct an initial public offering of approximately 20% of the common stock of Texas Genco, as a means of establishing market value for purposes of determining stranded costs. CenterPoint's financial advisors advised the Company that it would not be feasible to proceed with the planned offering under current market conditions, and so the Company instead distributed about 19% of the stock of Texas Genco to shareholders as a means of establishing the value of its generating assets for purposes of determining stranded costs. Unlike a public offering, however, the distribution did not result in proceeds that could be used to pay down debt.

                  Market conditions have also largely foreclosed the ability of CenterPoint to issue additional unsecured debt on reasonable terms. CenterPoint has explored various options available to provide the necessary funding and has been advised by its financial advisors and by prospective lenders that, given current market conditions, the Company will be required to provide collateral to secure the debt in order to obtain such funds on reasonable terms. The proposed financings are the most economical and efficient manner to finance the immediate liquidity needs of CenterPoint and its subsidiary companies.

                  Furthermore, as reflected in the financial information provided in this record, the proposed refinancing financings do not impose an unreasonable financial burden on CenterPoint. The transactions represent a reasonable course of action for the operation of CenterPoint's business, and are appropriate for the protection of investors



----------

         (14) The debt will not be secured by any securities or utility assets of the T&D Utility or GasCo, the operating utility subsidiaries of CenterPoint.

and consumers. CenterPoint further submits that the applicable provisions of the Act are satisfied and that no adverse findings are warranted.

         2.       Rule 54 Analysis

                  Rule 54 provides that in determining whether to approve certain transactions other than those involving "exempt wholesale generators", as defined in Section 32 of the Act ("EWGs"), and "foreign utility companies", as defined in Section 33 of the Act ("FUCOs"), the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied.

                  As a result of the Restructuring authorized in the July Order (as such term is defined in the July Order), CenterPoint had negative retained earnings as of September 30, 2002. Thus, although CenterPoint's aggregate investment (as defined in Rule 53(a)(1)(i)), in EWGs and FUCOs as of September 30, 2002 was approximately $8 million, the Company is not currently in compliance with the requirements of Rule 53(a)(1). As previously explained, CenterPoint is attempting to dispose of its remaining interests in EWGs and FUCOs.

                  CenterPoint complies with, and will continue to comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

ITEM 4. REGULATORY APPROVALS

                  No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Post-Effective Amendment No. 1 to Application-Declaration.

ITEM 5. PROCEDURE

                  The Applicants respectfully request that the Commission issue its Order as quickly as possible but in no event later than February 14, 2003.

                  The Applicants hereby waive a recommended decision by a hearing officer of the Commission and agree that the Division of Investment Management may assist in the preparation of the decision of the Commission.

EXHIBITS AND FINANCIAL STATEMENTS

Exhibits

         Exhibit H-1       Draft Notice

Financial Statements

         FS-6 Statements of Consolidated Operations for Three and Nine Months Ended September 30, 2001 and 2002 (unaudited) for CenterPoint Energy, Inc. and Subsidiaries (incorporated by reference to CenterPoint's Form 10-Q for the quarterly period ended September 30, 2002, File No. 1-31447)

         FS-7 Consolidated Balance Sheets for Nine Months Ended September 30, 2001 and 2002 (unaudited) for CenterPoint Energy, Inc. and Subsidiaries (incorporated by reference to CenterPoint's Form 10-Q for the quarterly period ended September 30, 2002, File No. 1-31447)

INFORMATION AS TO ENVIRONMENTAL EFFECTS

                  The proposed financing transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment," as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. Consummation of the proposed transaction will not result in changes in the operations of the parties that would have any impact on the environment. No federal agency is preparing an Environmental Impact Statement with respect to this matter.

SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  January 27, 2003


CENTERPOINT ENERGY, INC.
and its subsidiary companies as named on the title page

By:    /s/ Rufus S. Scott
       ----------------------------------------------------
       Rufus S. Scott
       Vice President, Deputy General Counsel and Assistant Corporate Secretary CenterPoint Energy, Inc.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                     DESCRIPTION
-------                    -----------
Exhibit H-1                Draft Notice

